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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1.   RADVision   Ltd.   Press  Release  dated  June  19,  2000  re  Showcase  of
     Multi-Protocol Core Technology at VON 2000 in Stockholm.

2. RADVision Ltd. Press Release dated June 20, 2000 re Showcase of MGCP Interoperability at VON Europe 2000 in Stockholm with AudioCodes.

                                                                          ITEM 1

For Immediate Release

Contact:          Karen Gurwitz                      David Seligman
                  Dir. Corp. Communications          CFO
                  RADVision, Inc.                    RADVision, Ltd.
                  Tel: 201.529.4300, x305            Tel: 972.3.645.5446
                  kgurwitz@radvision.com             Seligman@tlv.radvision.com
                  http://www.radvision.com           http://www.radvision.com


         RADVision, the V2oIP(TM)Experts, Showcases the Industry's Most
              Comprehensive Suite of Multi-Protocol Core Technology
                            at VON 2000 in Stockholm

         VON KEYNOTE SPEAKERS INCLUDE RADVISION CHIEF TECHNOLOGY OFFICER

Mahwah, New Jersey, June 19, 2000 -- RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, will be showcasing its complete V2oIP family of industry-standard enabling software at VON 2000 in Stockholm. RADVision's multi-protocol family of enabling technology includes the award-winning H.323 toolkit, the high-performance Media Gateway Control Protocol
(MGCP) toolkit and the recently announced SIP (Session Initiation Protocol) technology.

"RADVision's focus on providing core technology for next-generation, multi-protocol networks stems from the company's longstanding involvement in the specification of industry standards for real time IP communications," said Eli Doron, CTO of RADVision. Doron, a keynote speaker at VON Europe 2000 in Stockholm, continued, "The depth of our knowledge gives us a competitive advantage that allows us to continually be first to market with technology innovations such as our unique MGCP API that includes a wrapper for easy mapping from MGCP to MEGACO/H.248, the new specification being jointly developed by the IETF (Internet Engineering Task Force) and ITU-T."

RADVision is an active participant in international consortia including the ITU-T (International Telecommunications Union), the IMTC (International Multimedia Teleconferencing Consortium), the Softswitch Consortium and Packet CableLabs. As the recognized experts in real time IP communications and champion for interoperability, RADVision was recently selected to spearhead the ITU-T
Annex O initiative focusing on interworking between H.323, SIP and other complementary IP telephony protocols.

"Our currently shipping H.323 and MGCP enabling software are the most extensively tested for interoperability," said Doron. "Assured interoperability is extremely important for the successful deployment of new IP based communication products and services. Our upcoming SIP toolkit will also be designed to address critical multi-protocol interworking issues."



                                     more...

RADVision will be showcasing partner with AudioCodes at VON Europe 2000 to demonstrate interoperability between RADVision's MGCP software and AudioCodes' MP-100 Media Gateway. For more information, visit RADVision's booth #105 and 107 at VON Europe 2000 in Stockholm, from June 20 to 22.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 2

For Immediate Release


Contact:        Karen Gurwitz                     David Seligman
                Dir. Corp. Communications         CFO
                RADVision, Inc.                   RADVision, Ltd.
                Tel: 201.529.4300, x305           Tel: 972.3.645.5446
                kgurwitz@radvision.com            Seligman@tlv.radvision.com
                http://www.radvision.com          http://www.radvision.com


                John Lee                          PR Agency Contact:
                VP Marketing                      Ruder Finn, Inc.
                AudioCodes Inc.                   Kristy Needham
                (408) 577-0488                    (210) 820-3070 ext. 102
                mailto:jlee@audiocodes.com        kristyn@weinkrantz.com



          RADVision and AudioCodes to Showcase MGCP Interoperability at
                          VON Europe 2000 in Stockholm


Mahwah, New Jersey, June 20, 2000 -- RADVision (NASDAQ:RVSN), a leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that it will be demonstrating MGCP (Media Gateway Control Protocol) interoperability with AudioCodes (NASDAQ:
AUDC), a leading provider of enabling technologies and communication system components for voice over packet networks, at RADVision's booth, VON Europe 2000 in Stockholm, Sweden.

RADVision's market leading suite of MGCP enabling software was designed for high performance, carrier class, IP telephony media gateways and media gateway controllers. Unique value-added features include the most comprehensive functionality implemented in the smallest memory footprint, together with a unique API that includes a wrapper for easy mapping from MGCP to MEGACO/H.248, the new specification being jointly developed by the IETF (Internet Engineering Task Force) and ITU-T (International Telecommunications Union - T).

As the technology leader in standards based building blocks for real-time voice and video over IP communications, RADVision has a longstanding reputation as the champion for interoperability, providing the industry with the most extensively tested suite of IP telephony protocol software. At the March MGCP Interop event hosted by PacketCable, RADVision successfully tested its client and server MGCP toolkits with more than a dozen vendors.

At VON Europe in Stockholm, RADVision and AudioCodes will showcase interoperability between RADVision's MGCP software and AudioCodes' MP-100 Media Gateway. The MP-100 is an 8-port, standalone MGCP controlled device that can interfere either directly to an enterprise PBX or to analog more...

phones and fax machines. The MP-100 will be connected to RADVision's simulated IP Phone and Call Agent, a component of the MGCP Toolkit. This collaboration demonstrates RADVision and AudioCodes' market leadership as providers of highly interoperable enabling technology for next generation communications networks.

"We are honored to have the opportunity to jointly demonstrate the interoperability of our media gateway line together with RADVision's MGCP toolkit," said Hagai Gritzer, Director, Interoperability and Partnerships at AudioCodes. "This interoperability supports system integrators and solution developers providing them with best of breed building blocks for fast implementation and smooth integration of next generation VoIP solutions."

"We are delighted to be partnering with AudioCodes to demonstrate interoperability between our respective enabling technology for IP telephony solutions," said Dr. Michelle Blank, Vice President of Galactic Marketing for RADVision. "As a key player at the center of the IP communication revolution, RADVision is committed to providing all the necessary building blocks for next generation communication networks. We are continually expanding our product family to address the evolving requirements for real time IP-based communications solutions. Our MGCP, H.323 and upcoming SIP toolkits reflect our commitment to multi-protocol technologies."

MGCP separates the signaling, call control and media internetworking into distinct, logical entities for gateway decomposition architectures. MGCP-based products and services include two sub-components, the Media Gateway and the Media Gateway Controller. The Media Gateway is responsible for handling media endpoints, resources and connections. MGCP is a complementary protocol to H.323 that was designed for direct session setup and control between intelligent endpoints on an IP network.

For more information, visit RADVision at VON Europe 2000 from June 20 to 22 at booth# 105 and 107.

About AudioCodes

Founded in 1993, AudioCodes Ltd. (NASDAQ: AUDC) designs, develops and markets enabling technologies and communication system components for voice over packet networks. The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging IP Telephony market.

AudioCodes' product line includes: leading edge VoIP communication boards, VoIP media gateway modules, voice over packet chip processors, media gateway subsystems and communications software. Its customers, the leading global telecom and datacom OEMs including Alcatel S.A., Cisco Systems, Inc., Clarent Corporation, Lucent Technologies, Siemens and Vocaltec Communications, all feature AudioCoded equipment. AudioCodes' international headquarters and R&D facilities are in Yehud, Israel, with marketing, sales, and technical support offices in San Jose, California. For more information on AudioCodes, please visit the company Web site at www.audiocodes.com.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks include, but are not limited to, market demand for the Company's products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations and other factors which are detailed in the Company's SEC filings.

AudioCodes, the AudioCodes logo, AudioCoded, and TrunkPack are trademarks or registered trademarks of AudioCodes, Ltd. All other trademarks are property of their respective owners.

                                     more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                      David Seligman
                                                      Chief Financial Officer


Dated: June 23, 2000